Exhibit 11.2

MIND C.T.I. LTD.
INSIDER TRADING POLICY

Last approved by the Board of Directors on March 04, 2025

This policy sets forth guidelines for all directors, officers and employees (“insiders”) of MIND C.T.I. Ltd. (“MIND”) and its subsidiaries, with respect to transactions in MIND securities. This policy arises from MIND’s responsibilities as a public company listed on the Nasdaq Stock Market. Failure to comply with these guidelines could result in a serious violation of the securities laws by you and/or MIND and can involve both civil and criminal penalties. It is important that you review this policy carefully and that you be aware that it is a serious offense in the United States to trade on or disclose information that could affect the price of the Company’s ordinary shares if such information has not been generally disclosed and disseminated. In addition, any breaches of these rules will adversely affect the integrity and reputation of the Company.

As you may know, law enforcement officials in the United States have been vigorously pursuing violations of applicable insider trading laws, which in general prohibit the purchase or sale of a company’s securities while in possession of material information that has not been publicly disclosed. In addition, individuals outside the Company who receive and trade on inside information will also be deemed to have violated the law. If companies like ours do not take active steps to adopt preventive policies and procedures covering securities trading by its personnel, the consequences could be severe.

In addition to responding to the directives of the insider trading legislation, we are adopting this Policy Statement to avoid even the appearance of improper conduct on the part of anyone employed by or associated with our Company. We have all worked hard to establish the Company’s reputation for integrity and ethical conduct. Compliance with this Policy Statement will help to avoid situations which could tarnish this important corporate asset.

This will confirm that all personnel of the Company must be aware of and comply with the following policies and practices which arise from our responsibilities as a public company:

Confidential information. Unauthorized disclosure of internal information relating to the Company could cause competitive harm to the Company and in some cases could result in liability for the Company.

a. Unauthorized disclosure. Regardless of the motive or purpose involved, Company personnel should not discuss internal information about the Company with anyone outside the Company, except as required in the performance of regular Company duties.

b. Communications with the media and with investors. Communications on behalf of the Company with the media, securities analysts and other investors must be made only by specifically designated representatives of the Company. Unless you have been expressly authorized to make such communications, if you receive any inquiry relating to the Company from the media, a securities analyst or an investor, you should decline commenting and refer the inquiry to the Company’s Chief Financial Officer or Chief Executive Officer.

c. Safeguarding confidential information. Care must be taken to safeguard the confidentiality of internal information. For example, sensitive documents should not be left lying on desks, and visitors should not be left unattended in offices containing internal company documents.

No trading on the basis of material nonpublic information. If you are aware of any material information relating to the Company that has not been made available to the public for at least two full business days, you must not trade directly or indirectly in the Company’s securities or disclose such information to another person who is likely to trade in the Company’s securities.

You should assume that information is “material” if an investor might consider the information to be important in deciding whether to buy, sell, or hold securities of the Company. Information may be important for this purpose even if it would not alone determine an investor’s decision. Some (but not all) of the matters which may be material are earnings forecasts, possible acquisitions or joint ventures, acquisition or loss of a significant customer or contract, dividend actions, important product developments, significant financing developments, major personnel changes, major litigation developments, and the status of labor negotiations. We emphasize that this list is merely illustrative.

Similarly, if you are aware of nonpublic information concerning the possible acquisition by the Company of another public company, you must not disclose that information to persons outside of the Company and you must not trade in securities of the other company until such information has been publicly disclosed or until any study of such an acquisition by the Company has been permanently terminated.

Quarterly “Quiet Periods”. Because Company personnel may be deemed likely to have advance access to periodic financial and other material information, the Company has established a regular “quiet period” further restricting trading by Company personnel. The Company policy is that all personnel must refrain from trading in its securities from two weeks prior to the end of a fiscal quarter until the third business day after the Company has put out an earnings press release for that fiscal quarter. Similarly, all personnel must refrain from trading in its securities from two weeks prior to the end of a fiscal year until the third business day after the Company has put out a year-end earnings press release. Your family members must also refrain from trading during this period.

Preclearance of Trades. You must refrain from trading in the Company’s securities, even outside the “quiet period”, without first complying with the Company’s “preclearance” process. You should contact the Company’s CFO for his or her approval prior to commencing any trade in the Company’s securities. In case of a proposed transaction in the Company’s securities by the Company’s CFO, the CEO of the Company shall take such actions as are usually required of the CFO hereunder.

Derivative Trading and Short Selling. You are prohibited from trading in derivative securities of the Company and from short selling of the Company’s stock, unless specifically approved in advance in writing by the Company’s CEO.

Termination. The restrictions set forth in this Policy apply also following the termination of the employment or term of office, as applicable, for the longer of the following: (1) if you are aware of Material Nonpublic Information when your employment or term of office terminates, until such information ceases to be material or until the close of business on the second Trading Day following the date on which such information is properly disclosed to the public; and (2) if the termination of employment or term of office occurs inside a “quiet period”, until the end of such period.